[LeapFrog Letterhead]

April 8, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief

        Claire Erlanger

Dear Ms. Cvrkel and Ms. Erlanger:

We are writing to confirm that on April 4, 2008, William Chiasson, the Chief Financial Officer of LeapFrog Enterprises, Inc., spoke with Claire Erlanger of the Securities and Exchange Commission’s Division of Corporation Finance and Ms. Erlanger agreed to grant LeapFrog an additional ten business days to reply to the Commission’s comment letter regarding LeapFrog’s Form 10-K for the year ended December 31, 2007. We received the comment letter on April 3, 2008, therefore LeapFrog’s response to the Commission’s comments will be submitted to the Commission no later than Thursday, May 1, 2008.

We thank the Commission for agreeing to extend the response period. If you should have any additional questions, comments or concerns, please contact me at (510) 596-5496 or metnyre@leapfrog.com.

Kind regards,

/s/ Mark A. Etnyre
Mark A. Etnyre
Principal Accounting Officer